WINTERGREEN FUND, INC.

615 East Michigan Street

Milwaukee, WI 53202

November 23, 2011

VIA EDGAR

Mr. Brick Barrientos

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

RE:	Wintergreen Fund, Inc. (the “Company”)

File Nos. 333-124761 and 811-21764

On behalf of the Wintergreen Fund

Dear Mr. Barrientos:

The Company respectfully requests, pursuant to Rule 461 under the 1933 Act, that Post-Effective Amendment No. 10 to the Registration Statement filed on Form N-1A on Wednesday, November 23, 2011, on behalf of the Wintergreen Fund be accelerated to become effective on December 29, 2011, or as soon thereafter as is practicable.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Foreside Fund Services, LLC, the Company’s principal underwriter, requesting that effectiveness of Post-Effective Amendment No. 10 be accelerated to December 29, 2011.

If you have any questions regarding the enclosed, please do not hesitate to contact Fola Adamolekun at (212) 574-1320 or Edward Paz at (414) 765-5366.

Wintergreen Fund, Inc.

/s/Richard J. Berthy
Richard J. Berthy
President

cc:	Fola Adamolekun, Seward & Kissel LLP

Edward Paz, U.S. Bancorp Fund Services, LLC

Attachment

FORESIDE FUND SERVICES, LLC

Three Canal Plaza, Suite 100,

Portland, Maine 04101

November 23, 2011

VIA EDGAR

Mr. Brick Barrientos

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

RE:	Wintergreen Fund, Inc. (the “Company”)

File Nos. 333-124761 and 811-21764

On behalf of the Wintergreen Fund

REQUEST FOR ACCELERATION

Dear Mr. Barrientos:

As the principal underwriter of the Company and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of Post-Effective Amendment No. 10 to the Company’s Registration Statement, filed on Form N-1A on Wednesday, November 23, 2011 on behalf of the Wintergreen Fund, be accelerated to December 29, 2011, or as soon thereafter as is practicable.

Very truly yours,

Foreside Fund Services, LLC

/s/Mark A. Fairbanks
Mark A. Fairbanks
President